UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-26944

CUSIP Number 827057 10 0

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Silicon Storage Technology, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

1171 Sonora Court
(Address of Principal Executive Office (Street and Number))

Sunnyvale, CA 94086
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Silicon Storage Technology, Inc. (“SST”) is in the process of completing an impairment analysis of its investment in Grace Semiconductor Manufacturing Corporation, a privately held Cayman Islands Company (“GSMC”). On February 4, 2009 SST reported a $5.6 million impairment charge related to it investment in GSMC. Subsequent to the release of its 2008 financial results on February 4, 2009, additional information was obtained by SST which will impact the impairment analysis and increase the amount of the impairment charge. As a result of the ongoing impairment analysis, SST is currently unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 by the required filing date of March 16, 2009 and currently anticipates that it will be filed on or before the fifteenth calendar day following the required due date in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Boyd	408	735-9110
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenues for the year ended December 31, 2008 were $315.5 million, compared with $411.7 million for the year ended December 31, 2007. Total gross margin for 2008 was 30.8 percent, compared with 29.2 percent in 2007. Operating expenses for 2008 were $114.4 million, compared with $144.5 million for 2007. Loss from operations was $17.2 million for 2008, compared with $24.1 million in 2007. As a result of the ongoing impairment analysis, SST is currently unable to calculate net loss for 2008.

Silicon Storage Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 16, 2009	By	/s/ James Boyd
James Boyd Chief Financial Officer and Senior Vice President, Finance